FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

As previously announced, on March 18, 2010, Teva Pharmaceutical Industries Limited (“Teva”) entered into a definitive agreement (the “Purchase Agreement”) to acquire Merckle-ratiopharm Group (“Ratiopharm”), Germany’s second-largest generic drug company and the sixth-largest generic drug company worldwide, for an enterprise value of €3.625 billion (or approximately $5 billion). The closing of the transaction is subject to various conditions, including approval by antitrust authorities in Europe and in Canada. We expect that the closing of the transaction will take place by the end of 2010.

An unofficial English transaction of the Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Teva or Ratiopharm. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Teva, Ratiopharm or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed after the date of the Purchase Agreement.

Financial Statements and Exhibits

Exhibit No.	Description

2.1	Sale and purchase agreement relating to the Merckle/Ratiopharm Group, dated March 18, 2010, by and among Teva Pharmaceutical Industries Limited and the other parties thereto (unofficial English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/S/ EYAL DESHEH
Name:	Eyal Desheh
Title:	Chief Financial Officer

Date: June 15, 2010